

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 26, 2009

Ms. Chantal Schutz
Chief Financial Officer
Alberta Star Development Corp.
506 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2
Canada

> **Re: Alberta Star Development Corp.**
> **Form 20-F for the Fiscal Year Ended November 30, 2007**
> **Filed April 8, 2008**
> **File No. 0-31172**

Dear Ms. Schutz:

We have completed our review of your 2007 Form 20-F, and related amendments, and do not, at this time, have any further comments.

Sincerely,

Jill S. Davis
Branch Chief